 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Peltz, Nelson (Last) (First) (Middle) Triarc Companies, Inc. 280 Park Avenue (Street) New York, NY 10017 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Triarc Companies, Inc. (TRY)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other
          Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 23, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	04/23/2003		J (1) |	383,523 | A |	410,423	D
Class A Common Stock					23,750 (2) (3)	I	By Family Limited Partnership
Class A Common Stock					5,343,662 (3) (4)	I	By Limited Partnership

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Peltz, Nelson - April 23, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy) (5)	$18.00	04/23/2003		M |	(D) 600,000	(6) | 04/24/2003	Class A Common Stock - 0		0	D
Phantom Stock (7)	1 for 1	04/23/2003		M |	(A) 216,477	01/02/2004 (8) | 01/02/2004 (8)	Class A Common Stock - 216,477		216,477	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Nelson Peltz 04-24-2003 ** Signature of Reporting Person Date Page 2

Peltz, Nelson - April 23, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Triarc Companies, Inc. (TRY)

Form 4 - April 2003

Nelson Peltz
Triarc Companies, Inc.
280 Park Avenue
New York, NY 10017
Explanation of responses:

(1)   Distribution of shares by DWG Acquisition Group, L.P., an entity in which Mr. Peltz is a general partner, in connection with the payment of the exercise price for the stock options exercised by Mr. Peltz on April 23, 2003. See Table II.
(5)   With tandem tax witholding rights.
(6)   The options vested in three equal installments on April 24, 1994, 1995 and 1996.
(7)   Mr. Peltz attested to the ownership of the shares distributed to him by DWG Acquisition Group, L.P. and reported in Table I in connection with the payment of the exercise price for the stock options referred to in Table II. As a result, 216,477 shares of Class A Common Stock were issued in respect of such options. Mr. Peltz elected to defer receipt of such shares of Class A Common Stock until January 2, 2004, resulting in the accrual to his account of 216,477 shares of phantom stock.
(8)   The deferral referred to in footnote 7 is subject to further deferral by Mr. Peltz under certain circumstances and subject to acceleration under certain other circumstances.

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